CONSENT OF DOUGLAS C. PETERS

The undersigned hereby consents to: (i) the filing of the written disclosure regarding (a) the technical report entitled “The Daneros Mine Project, San Juan County, Utah, U.S.A.” dated July 18, 2012, (b) the technical report entitled “Updated Technical Report on Energy Fuels Resources Corporation’s Whirlwind Property (Including Whirlwind, Far West, and Crosswind Claim Groups and Utah State Metalliferous Minerals Lease ML-49312), Mesa County, Colorado and Grand County, Utah”, dated March 15, 2011, (c) the technical report entitled “Updated Technical Report on Energy Fuels Resources Corporation’s Energy Queen Project, San Juan County, Utah” dated March 15, 2011, (d) the technical report entitled “Amended Technical Report on Energy Fuels Resources Corporation’s Willhunt Property, San Miguel County, Colorado” dated November 30, 2008, (e) the technical report entitled “Technical Report on Colorado Plateau Partners LLC (Energy Fuels Resources Corporation and Lynx-Royal JV) Sage Plain Project (Including the Calliham Mine and Sage Mine), San Juan County, Utah and San Miguel County, Colorado” dated December 16, 2011, and (f) the technical report entitled “Technical Report on Energy Fuels Inc.’s La Sal District Project,” dated March 25, 2014, in relation to, as applicable, (A) the Form 40-F Annual Report for the period ended December 31, 2013, and any amendments thereto (the “Form 40-F”), of Energy Fuels Inc. (the “Company”), filed with the United States Securities and Exchange Commission, (B) the Company’s Annual Information Form for the period ended December 31, 2013 (the “AIF”) and (C) the Management Information Circular of the Company dated July 15, 2013, and the documents incorporated by reference therein (the “Circular”); and (ii) the incorporation by reference of such disclosure into (a) the Company’s Form S-8 Registration Statement, being filed with the United States Securities and Exchange Commission and any amendments thereto (the “S-8”), and (b) the Company’s Form F-10 Registration Statement, being filed with the United States Securities and Exchange Commission and any amendments thereto (the “F-10”).

I also consent to: (i) the use of my name in the AIF, the Circular, the F-10 and the Form 40-F; (ii) the incorporation by reference of the Form 40-F, and the AIF into the S-8; and (iii) the incorporation by reference of the Form 40-F, the AIF and the Circular into the F-10.

/s/ Douglas C. Peters
Douglas C. Peters, Certified Professional Geologist

Date: March 28, 2014